Exhibit 99.1

Phoenix New Media Reports Second Quarter 2014 Unaudited Financial Results

2Q14 Net Advertising Revenues Up 38.9% YOY

2Q14 Income from Operations Up 14.8% YOY

2Q14 Adjusted Income from Operations Up 16.6% YOY

 Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 11

BEIJING, China, August 11, 2014 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “PNM”, “ifeng” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•                  Net advertising revenues increased by 38.9% year-over-year to RMB291.0 million (US$46.9 million).

•                  Income from operations increased by 14.8% year-over-year to RMB81.1 million (US$13.1 million). Adjusted income from operations1 increased by 16.6% year-over-year to RMB89.5 million (US$14.4 million).

•                  Net income attributable to Phoenix New Media Limited increased by 9.1% year-over-year to RMB84.5 million (US$13.6 million). Adjusted net income attributable to Phoenix New Media Limited increased by 10.4% year-over-year to RMB92.3 million (US$14.9 million).

•                  Net income per diluted ADS2 increased by 9.0% year-over-year to RMB1.09 (US$0.18). Adjusted net income per diluted ADS increased by 10.3% year-over-year to RMB1.19 (US$0.19).

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “We are very pleased to complete the first half of 2014 with strong financial performance for both total revenues and net income exceeding Bloomberg consensus estimates, providing with us significant momentum into the second half of 2014. The second quarter witnessed an impressive operational growth characterized by the increasing traffic on our mobile platform, strong performance of in-house video content, and further expansion of several of our popular verticals. On the video side, we saw encouraging developments, as we began to air several new original productions that have been well received by both advertisers and the public. Two of these original productions were co-broadcasted with our parent company, Phoenix TV, demonstrating tangible progress on the convergence of the Phoenix Group’s media resources. Leveraging on this success in the second quarter and fueled by the large audience of many breaking news events, we had the opportunity to attract even more first-time users in recent months through providing comprehensive and in-depth coverage across our multiple platforms.”

1  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

2  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Mr. Ya Li, President of Phoenix New Media, stated, “In the second quarter, the incremental revenue growth and operating margin improvement were largely supported by the strong 38.9% year-over-year growth in net advertising revenues, which reflected the rapid growth of traffic across our media platforms, as well as the successful integration of advertisement sales teams and emergence of our native advertising and marketing solutions. With the growing demand for lifestyle-oriented content by users, we are confident that ifeng’s converged multi-screen platform will continue to grow and expand its footprint in new media industry.”

Second Quarter 2014 Financial Results

REVENUES

Total revenues for the second quarter of 2014 increased by 12.8% to RMB410.9 million (US$66.2 million) from RMB364.2 million in the second quarter of 2013.

Net advertising revenues (net of advertising agency service fees), for the second quarter of 2014 increased by 38.9% to RMB291.0 million (US$46.9 million) from RMB209.5 million in the second quarter of 2013, primarily due to an increase in average revenue per advertiser (“ARPA”) of 23.8% to RMB0.9 million (US$0.1 million) and an increase in the total number of advertisers of 12.2% to 331.

Paid service revenues for the second quarter of 2014 decreased by 22.5% to RMB119.9 million (US$19.3 million) from RMB154.7 million in the second quarter of 2013. Mobile value-added services (“MVAS”)3 revenues decreased by 30.7% to RMB91.1 million (US$14.7 million) in the second quarter of 2014 from RMB131.5 million in the second quarter of 2013, primarily due to the decrease in revenues generated from wireless value-added services with telecom operators. Games and others4 revenues increased by 24.2% to RMB28.8 million (US$4.6 million) in the second quarter of 2014 from RMB23.2 million in the second quarter of 2013, primarily driven by the increase in games revenues.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the second quarter of 2014 increased by 13.9% to RMB197.5 million (US$31.8 million) from RMB173.4 million in the second quarter of 2013, primarily due to an increase in content and operational costs and sales taxes and surcharges. Content and operational costs increased to RMB83.7 million (US$13.5 million) in the second quarter of 2014 from RMB64.2 million in the second quarter of 2013, due to the increase in staff-related costs and cost of content production related to advertisement. Revenue sharing fees to telecom operators and channel partners decreased to RMB59.2 million (US$9.5 million) in the second quarter of 2014 from RMB68.0 million in the second quarter of 2013, primarily due to a decrease in MVAS revenues. Sales taxes and surcharges increased to RMB34.6 million (US$5.6 million) in the second quarter of 2014 from RMB21.1 million in the second quarter of 2013 due to the increase of net advertising revenues and the transition from Business Tax to Value-added Tax which became applicable to the Company starting from June 2014 as the Company is deemed to be in the telecom industry under applicable tax regulations. Bandwidth costs decreased to RMB19.9 million (US$3.2 million) in the second quarter of 2014 from RMB20.2 million in the second quarter of 2013, primarily due to improved bandwidth efficiency obtained through updated bandwidth management technology. Share-based compensation included in cost of revenues was RMB2.4 million (US$0.4 million) in the second quarter of 2014, compared to RMB1.9 million in the second quarter of 2013. The year-over-year increase in share-based compensation was primarily due to newly granted stock options in the last 12 months.

3  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

4  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

Gross profit for the second quarter of 2014 increased by 11.8% to RMB213.4 million (US$34.4 million) from RMB190.8 million in the second quarter of 2013. Gross margin for the second quarter of 2014 was 51.9%, compared to 52.4% in the second quarter of 2013, mainly due to the increase in content and operational costs and sales taxes and surcharges. Adjusted gross margin, which excludes share-based compensation, for the second quarter of 2014 was 52.5%, compared to 52.9% in the second quarter of 2013.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the second quarter of 2014 increased by 10.1% to RMB132.3 million (US$21.3 million) from RMB120.2 million in the second quarter of 2013. The increase in operating expenses was primarily attributable to the increase in staff-related expenses associated with the Company’s marketing and promotional initiatives. Share-based compensation included in operating expenses was RMB6.0 million (US$1.0 million) in the second quarter of 2014, compared to RMB4.2 million in the second quarter of 2013. The year-over-year increase in share-based compensation was primarily due to newly granted stock options in the last 12 months.

Income from operations for the second quarter of 2014 increased by 14.8% to RMB81.1 million (US$13.1 million) from RMB70.6 million in the second quarter of 2013. Operating margin for the second quarter of 2014 increased to 19.7% from 19.4% in the second quarter of 2013, mainly due to increased revenue contribution from advertising.

Adjusted income from operations, which excludes share-based compensation, for the second quarter of 2014 increased by 16.6% to RMB89.5 million (US$14.4 million) from RMB76.8 million in the second quarter of 2013. Adjusted operating margin for the second quarter of 2014 increased to 21.8% from 21.1% in the second quarter of 2013.

OTHER INCOME

Other income reflects interest income, foreign currency exchange gain or loss, gain on disposition of subsidiaries and acquisition of equity investments, loss from equity investments, and others, net. “Others, net” primarily consists of government subsidies. Interest income for the second quarter of 2014 increased to RMB12.6 million (US$2.0 million) from RMB7.5 million in the second quarter of 2013. Foreign currency exchange gain for the second quarter of 2014 decreased to RMB0.1 million (US$0.02 million) from RMB10.0 million in the second quarter of 2013.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the second quarter of 2014 increased by 9.1% to RMB84.5 million (US$13.6 million) from RMB77.4 million in the second quarter of 2013. Net margin for the second quarter of 2014 was 20.6%, compared to 21.3% in second quarter of 2013. Net income per diluted ADS in the second quarter of 2014 increased by 9.0% to RMB1.09 (US$0.18) from RMB1.0 in the second quarter of 2013.

Adjusted net income attributable to Phoenix New Media Limited, which excludes share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments, for the second quarter of 2014 increased by 10.4% to RMB92.3 million (US$14.9 million) from RMB83.6 million in the second quarter of 2013. Adjusted net margin for the second quarter of 2014 was 22.5%, compared to 23.0% in the second quarter of 2013. Adjusted net income per diluted ADS in the second quarter of 2014 increased by 10.3% to RMB1.19 (US$0.19) from RMB1.08 in the second quarter of 2013.

As of June 30, 2014, the Company’s cash and cash equivalents and term deposits and short term investments was RMB1.4 billion (US$224.8 million).

For the second quarter of 2014, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 77,756,324. As of June 30, 2014, the Company had a total of 604,375,981 ordinary shares outstanding, or the equivalent of 75,546,998 ADSs.

Business Outlook

For the third quarter of 2014, the Company expects its total revenues to be between RMB402 million and RMB422 million. Net advertising revenues are expected to be between RMB307 million and RMB317 million. Paid service revenues are expected to be between RMB95 million and RMB105 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Share Repurchase Program

As of June 30, 2014, the Company had repurchased an aggregate of 109,563 American Depositary Shares (“ADSs”) at an aggregate cost of approximately US$1.2 million on the open market pursuant to the share repurchase program approved by the board in May 2014. Under the share repurchase program, the Company has been authorized to repurchase up to US$50 million of its outstanding ADSs for a period not exceeding twelve (12) months since May 14, 2014, the effective date of the program. The Company expects to continue to implement its share repurchase program in a manner consistent with market conditions and the interest of its shareholders, subject to the restrictions relating to volume, price and timing under applicable law.

Share Options

In July 2014, the Company granted options to purchase up to 17,646,000 Class A ordinary shares to its employees under its 2008 Share Option Scheme.

Other Events

In the second quarter of 2014, the classification of certain highly liquid principal-guaranteed investment products (“Products”) reported as cash and cash equivalents in previous periods were re-assessed and it was determined that these Products should have been classified as term deposits and short term investments to properly reflect the nature of these assets. These Products were issued by reputable commercial banks in China. The maturity periods of these Products were within three months and the principal amounts were guaranteed by the issuing banks. All of these Products were converted into known amounts of cash upon their maturity subsequent to the quarter end. The Company concluded the impact of the resulting classification adjustments (the “Classification Adjustments”), all of which are set forth in Annex A hereto, is not material to the previously issued financial statements taken as a whole based on assessment under the relevant guidance.

The Classification Adjustments had no impact on the Company’s consolidated statements of comprehensive income or the line items of the Company’s consolidated balance sheets other than cash and cash equivalents and term deposits and short term investments. In the consolidated statement of cash flows, the Company’s cash flows from investing activities, net changes in cash and cash equivalents and ending balances of cash and cash equivalents were amended, but no other line items in the consolidated statement of cash flows were impacted. The impact of the Classification Adjustments on the Company’s consolidated balance sheet as of December 31, 2013 and the consolidated statement of cash flows for the year ended December 31, 2013 will be reflected in the Company’s 2014 Annual Report on Form 20-F.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 11, 2014 (August 12, 2014 at 9:00 a.m. Beijing / Hong Kong time) to discuss its second quarter 2014 unaudited financial results and operating performance.

To participate in the call, please dial the following numbers:

International:	+6567239385
Mainland China:	4001200654
Hong Kong:	+85230512745
United States:	+18456750438
Conference ID:	78450764

A replay of the call will be available through August 18, 2014 by dialing the following numbers:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	78450764

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, gain on disposition of subsidiaries and acquisition of equity investments, and loss from equity investments. Share-based compensation and loss from equity investments have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2036 to US$1.00, the noon buying rate in effect on June 30, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	June 30,	June 30,
	2013	2014	2014
	RMB	RMB	US$
	Revised	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	845,138	493,174	79,498
Restricted cash	10,000	—	—
Term deposits and short term investments	556,672	901,139	145,261
Accounts receivable, net	353,379	440,161	70,953
Amounts due from related parties	125,158	187,213	30,178
Prepayment and other current assets	27,911	86,285	13,909
Deferred tax assets	22,779	22,968	3,702
Total current assets	1,941,037	2,130,940	343,501
Non-current assets:
Property and equipment, net	95,126	91,780	14,795
Intangible assets, net	7,919	7,755	1,250
Equity investments	—	18,785	3,028
Other non-current assets	12,678	14,500	2,337
Total non-current assets	115,723	132,820	21,410
Total assets	2,056,760	2,263,760	364,911
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	218,604	231,673	37,345
Amounts due to related parties	21,034	23,447	3,780
Advances from customers	10,732	18,041	2,908
Taxes payable	58,140	63,338	10,210
Salary and welfare payable	98,831	85,346	13,757
Accrued expenses and other current liabilities	62,153	80,092	12,911
Total current liabilities	469,494	501,937	80,911
Long-term liabilities	12,231	15,123	2,438
Total liabilities	481,725	517,060	83,349
Shareholders’ equity
Phoenix New Media Limited shareholders’ equity
Class A ordinary shares	18,530	18,804	3,031
Class B ordinary shares	22,053	22,053	3,555
Additional paid-in capital	1,734,993	1,760,576	283,799
Treasury stock	—	(7,209)	(1,162)
Statutory reserves	50,330	50,330	8,113
Accumulated deficit	(194,601)	(47,978)	(7,734)
Accumulated other comprehensive loss	(60,127)	(53,760)	(8,666)
Total Phoenix New Media Limited shareholders’ equity	1,571,178	1,742,816	280,936
Noncontrolling interests	3,857	3,884	626
Total shareholders’ equity	1,575,035	1,746,700	281,562
Total liabilities and shareholders’ equity	2,056,760	2,263,760	364,911

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2013	2014	2014	2014	2013	2014	2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	209,520	234,925	290,968	46,903	375,966	525,893	84,772
Paid service revenues	154,728	122,224	119,905	19,328	269,659	242,129	39,030
Total revenues	364,248	357,149	410,873	66,231	645,625	768,022	123,802
Cost of revenues	(173,422)	(173,871)	(197,501)	(31,837)	(317,276)	(371,372)	(59,864)
Gross profit	190,826	183,278	213,372	34,394	328,349	396,650	63,938
Operating expenses:
Sales and marketing expenses	(64,406)	(76,733)	(72,823)	(11,739)	(119,498)	(149,556)	(24,108)
General and administrative expenses	(29,320)	(32,702)	(26,436)	(4,261)	(54,152)	(59,138)	(9,533)
Technology and product development expenses	(26,457)	(30,787)	(33,045)	(5,327)	(52,082)	(63,832)	(10,290)
Total operating expenses	(120,183)	(140,222)	(132,304)	(21,327)	(225,732)	(272,526)	(43,931)
Income from operations	70,643	43,056	81,068	13,067	102,617	124,124	20,007
Other income:
Interest income	7,502	12,025	12,617	2,034	14,393	24,642	3,972
Foreign currency exchange gain/(loss)	9,969	(6,868)	139	22	12,142	(6,729)	(1,085)
Gain on disposition of subsidiaries and acquisition of equity investments	—	17,693	4,658	751	—	22,351	3,603
Loss from equity investments	—	(1,541)	(4,026)	(649)	—	(5,567)	(897)
Others, net	1,368	5,790	6,577	1,061	4,654	12,367	1,994
Income before tax	89,482	70,155	101,033	16,286	133,806	171,188	27,594
Income tax expense	(12,041)	(8,597)	(15,941)	(2,569)	(17,161)	(24,538)	(3,955)
Net income	77,441	61,558	85,092	13,717	116,645	146,650	23,639
Net loss/(income) attributable to noncontrolling interests	—	603	(630)	(102)	—	(27)	(4)
Net income attributable to Phoenix New Media Limited	77,441	62,161	84,462	13,615	116,645	146,623	23,635
Net income	77,441	61,558	85,092	13,717	116,645	146,650	23,639
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	(11,533)	7,151	(784)	(126)	(13,859)	6,367	1,026
Comprehensive income	65,908	68,709	84,308	13,591	102,786	153,017	24,665
Comprehensive loss/(income) attributable to noncontrolling interests	—	603	(630)	(102)	—	(27)	(4)
Comprehensive income attributable to Phoenix New Media Limited	65,908	69,312	83,678	13,489	102,786	152,990	24,661
Net income attributable to Phoenix New Media Limited	77,441	62,161	84,462	13,615	116,645	146,623	23,635
Net income per Class A and Class B ordinary share:
Basic	0.13	0.10	0.14	0.02	0.19	0.24	0.04
Diluted	0.12	0.10	0.14	0.02	0.19	0.24	0.04
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	1.02	0.83	1.12	0.18	1.53	1.94	0.31
Diluted	1.00	0.80	1.09	0.18	1.49	1.89	0.30
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	608,449,218	601,939,197	604,231,733	604,231,733	611,710,342	603,091,798	603,091,798
Diluted	621,692,696	622,073,409	622,050,594	622,050,594	625,941,405	622,068,335	622,068,335

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2013				Three Months Ended March 31, 2014				Three Months Ended June 30, 2014
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	190,826	1,931	(1)	192,757	183,278	2,971	(1)	186,249	213,372	2,439	(1)	215,811
Gross margin	52.4%			52.9%	51.3%			52.1%	51.9%			52.5%
Income from operations	70,643	6,156	(1)	76,799	43,056	10,894	(1)	53,950	81,068	8,443	(1)	89,511
Operating margin	19.4%			21.1%	12.1%			15.1%	19.7%			21.8%

						10,894	(1)			8,443	(1)
						1,541	(2)			4,026	(2)
		6,156	(1)			(17,693	)(3)			(4,658	)(3)
Net income attributable to Phoenix New Media Limited	77,441	6,156		83,597	62,161	(5,258)		56,903	84,462	7,811		92,273
Net margin	21.3%			23.0%	17.4%			15.9%	20.6%			22.5%
Net income per ADS—diluted	1.00			1.08	0.80			0.73	1.09			1.19
Weighted average number of ADSs used in computing diluted net income per ADS	77,711,587			77,711,587	77,759,176			77,759,176	77,756,324			77,756,324

(1) Excludes share-based compensation

(2) Excludes loss from equity investments

(3) Excludes gain on disposition of subsidiaries and acquisition of equity investments

Details of cost of revenues are as follows:

	Three Months Ended
	June 30,	March 31,	June 30,	June 30,
(Amounts in thousands)	2013	2014	2014	2014
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	67,962	53,680	59,210	9,544
Content and operational costs	64,172	74,079	83,729	13,498
Bandwidth costs	20,231	20,791	19,933	3,213
Sales taxes and surcharges	21,057	25,321	34,629	5,582
Total cost of revenues	173,422	173,871	197,501	31,837

Annex A — Impact of Classification Adjustments on Previously Issued Financial Statements

The impact of the Classification Adjustments on the line items within the Company’s consolidated balance sheets as of March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013 and March 31, 2014 is as follows (amounts in thousands):

	As of March 31, 2013			As of June 30, 2013			As of September 30, 2013			As of December 31, 2013			As of March 31, 2014
	As reported	Adjustments (Unaudited)	As revised	As reported	Adjustments (Unaudited)	As revised	As reported	Adjustments (Unaudited)	As revised	As reported	Adjustments (Unaudited)	As revised	As reported	Adjustments (Unaudited)	As revised
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	957,976	(40,000)	917,976	1,094,951	(120,000)	974,951	1,198,626	(300,000)	898,626	1,308,138	(463,000)	845,138	1,256,462	(416,000)	840,462
Term deposits and short term investments	235,000	40,000	275,000	55,608	120,000	175,608	55,332	300,000	355,332	93,672	463,000	556,672	137,123	416,000	553,123

The impact of the Classification Adjustments on the line items within the Company’s consolidated statement of cash flows is as follows (amounts in thousands):

	For the year ended December 31, 2013
	As reported	Adjustments (Unaudited)	As revised
	RMB	RMB	RMB
Net cash (used in)/provided by investing activities	111,664	(463,000)	(351,336)
Net increase/(decrease) in cash and cash equivalents	391,969	(463,000)	(71,031)